Cleary Gottlieb Steen & Hamilton LLP Bank of China Tower One Garden Road Hong Kong	Freshfields Bruckhaus Deringer 11th Floor Two Exchange Square Hong Kong

May 3, 2010

BY EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Hutchison Telecommunications International Limited Schedule 13E-3 Filed March 15, 2010, as amended File No. 005-80343

Dear Mr. Spirgel:

On behalf of Hutchison Telecommunications International Limited (“HTIL”), Hutchison Telecommunications Holdings Limited (the “Offeror”), and Hutchison Whampoa Limited (“HWL,” and, together with HTIL and the Offeror, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in a letter dated April 30, 2010 (the “Comment Letter”).  The factual information provided in response to the Staff’s comments has been supplied by the relevant Filing Person or Filing Persons, as appropriate, which is or are solely responsible for such information.  We note that, where the Staff’s comments relate to matters within the knowledge of any particular Filing Persons, the responses below are submitted on behalf of those Filing Persons.  For ease of reference, the text of each of the Staff’s comments from the Comment Letter is set forth in full in this letter in italics with the response immediately following each italicized comment.  Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Scheme Document, dated March 15, 2010 (the “Scheme Document”), filed as Exhibit (a)(3)(1) to the Schedule 13E-3 (as defined below) unless otherwise indicated.

The Filing Persons are filing today an amendment to their Schedule 13E-3, initially filed on March 15, 2010 and amended by Amendment No. 1 on April 20, 2010 and Amendment No. 2 on April 27, 2010 (as amended, the “Schedule 13E-3”), containing the revisions described in this letter.  For your convenience, a courtesy copy of today’s amendment is enclosed.

Exhibit Number (a)(3)(1) — Scheme Document

1.                                      We note your response to prior comment 3.  We also note the substantial and material revisions made to your scheme document as a result of our comments.  Please tell us how you have complied with the provisions of Rule 13e-3(f)(1)(iii).  In this respect, please provide us (i) specific dates of your actions in effecting such compliance and (ii) your analysis of your compliance with General Instruction D to Schedule 13E-3.

The Filing Persons are of the view that the revisions to the Schedule 13E-3 in response to the Staff’s comments were not “material changes” for purposes of Rule 13e-3(f)(1)(iii) (the detailed reasons for which are set forth below).  The Filing Persons respectfully submit that, notwithstanding their view, they have fully complied with the provisions of Rule 13e-3(f)(1)(iii) requiring them to “promptly disseminate disclosure of material changes … in a manner reasonably calculated to inform security holders.”

The amendment to the Schedule 13E-3 in response to the Staff’s comments (the “April 20 Amendment”) was filed on EDGAR on April 20, 2010.  This filing on EDGAR was immediately available to all HTIL security holders.  Thereafter, on April 22, 2010, the Filing Persons issued a joint announcement (the “April 22 Announcement”), filed as Exhibit (a)(5)(10) to the amended Schedule 13E-3, informing security holders of HTIL that, among other matters, the Schedule 13E-3 had been amended on April 20, 2010.  The April 22 Announcement was posted by HTIL on its website and on the website of the Hong Kong Stock Exchange and was included as an exhibit to a Form 6-K submitted by HTIL to EDGAR on April 22, 2010.  On April 27, 2010, HTIL sent to HTIL shareholders and ADS holders a letter (the “April 27 Letter”), filed as Exhibit (a)(5)(11) to the amended Schedule 13E-3, reminding HTIL shareholders (including ADS holders) of the upcoming court meeting and the extraordinary general meeting of HTIL.  The April 27 Letter also informed security holders of HTIL that the Schedule 13E-3 had been amended on April 20, 2010.  The April 27 Letter was posted by HTIL on its website and on the website of the Hong Kong Stock Exchange and was included as an exhibit to a Form 6-K submitted by HTIL to EDGAR on April 26, 2010.  The April 27 Letter further advised HTIL shareholders and ADS holders to read carefully the Schedule 13E-3, as amended (and as it may be further amended), before making a decision as to the proposed privatization of HTIL.

The Filing Persons respectfully submit that, even if the changes to the Schedule 13E-3 made by the April 20 Amendment were material changes for purposes of Rule 13e-3(f)(1)(iii) (which the Filing Persons dispute), the filing of the April 20 Amendment on EDGAR, the issuance of the April 22 Announcement, the mailing of the April 27 Letter, and the posting and filing of the April 22 Announcement and the April 27 Letter on the websites of HTIL and the Hong Kong Stock Exchange, and on EDGAR, in the manner described above would constitute prompt dissemination of the changes to the information contained in the original Schedule 13E-3 in a manner reasonably calculated to inform HTIL shareholders and ADS holders of such changes that satisfies the requirements of Rule 13e-3(f)(1)(iii).

We note that General Instruction D.3 to Schedule 13E-3 requires that the Schedule 13E-3 be filed with the SEC at least 30 days before any purchase of the class of securities subject to the Rule 13E-3 transaction.  We note also that Rule 13e-3(f)(1)(i) requires that the Schedule 13E-3 only be disseminated to security holders at least 20 days prior to any such purchase.  The Schedule 13E-3 was originally filed and disseminated to security holders on March 15, 2010, which is substantially more than 30 days prior to the shareholder meeting that will vote on the transaction (May 12, 2010) and the expected effective date of the transaction (May 24, 2010).  We are not aware of any requirement or practice of the SEC that amendments to a Schedule 13E-3 also must separately satisfy the 30-day filing requirement set forth in General Instruction D.  General Instruction D.5 makes this point explicitly in the context of a series of transactions by clarifying that the 30-day period only applies to the first transaction and the Schedule 13E-3 with respect to each subsequent transaction need only be filed promptly.  Similarly, in other contexts, the Securities Exchange Act of 1934, as amended, and SEC practice require time periods significantly shorter than the full initial period for security holders to digest even material changes to previously disseminated offer materials (see, e.g., Rule 14d-4 and Rule 14e-1(b) and the Staff interpretations thereunder).  The Filing Persons respectfully submit that the filing of the April 20 Amendment, 14 days prior to the voting deadline for ADS holders and 22 days prior to the date of the shareholder meeting that will vote on the transaction, allows sufficient time for investors to absorb the new information in the April 20 Amendment.

The Filing Persons respectfully disagree with the assertion that the revisions to the Scheme Document made through the April 20 Amendment are substantial and material.  In the view of the Filing Persons, while the revisions may provide clarification or additional details regarding disclosure contained in the original Schedule 13E-3, such revisions do not constitute a material change to the disclosure contained in the Schedule 13E-3.  For example, in some cases, the revised disclosure clarified the reasoning with respect to the fairness determinations of the Filing Persons or the analysis of Somerley, the independent financial adviser to the HTIL Independent Board Committee, but did not disclose any new material information.  In other cases, the revisions clarified the disclosure in question by repeating disclosure already contained elsewhere in the Scheme Document.  Changes also were made in response to the Staff’s comments to provide further details regarding matters that were already disclosed in the Scheme Document (such as the section entitled the “The Privatisation of HTIL”, where the disclosure was revised to provide more detailed descriptions of the approaches from third parties regarding possible sales of individual businesses that had been disclosed in the original Schedule 13E-3).  To the extent that new information was disclosed in response to the Staff’s comments (e.g., the description of the duties and responsibilities of the HTIL Independent Board Committee), the Filing Persons believe that such new information does not constitute a material change to the disclosure contained in the Schedule 13E-3.

In view of the foregoing, the Filing Persons respectfully submit that the April 20 Amendment does not contain any new information that would constitute a material change to the disclosure contained in the Schedule 13E-3 as filed on March 15, 2010.  For similar reasons, the Filing Persons respectfully submit that the amendment to the Schedule 13E-3 being filed with the SEC today also does not contain any new information that would constitute a material change to the disclosure contained in the Schedule 13E-3.

Part VII — US Special Factors

9.                                      Comparison with privatisation precedents in Hong Kong, page 68

2.                                      Please disclose the substance of your response to prior comment 9.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today by adding the following paragraph as the last paragraph under the heading “9.  Comparison with privatisation precedents in Hong Kong” on page 98 of the Scheme Document:

Subsequent to the date of the Scheme Document, Somerley has advised HTIL that, although the Somerley presentation dated 5 February 2010 included two measures, “average” and “median” with respect to the comparison with privatisation precedents in Hong Kong, Somerley decided while preparing its final opinion letter that setting out two differently measured “averages” may not provide additional material value to the HTIL Shareholders but rather potentially be confusing or misleading.  Somerley believed “median” is an appropriate benchmark in analyzing the privatisation precedents because “arithmetic mean” could be distorted by extreme values at either end of a distribution.  As “median” is a well-known and widely used average, Somerley selected this line-item for inclusion in its opinion letter.

The Privatisation of HTIL, page 76

3.                                      We note your response to comment 11 in our letter dated April 14, 2010, and we re-issue our comment in part.  As previously requested, please disclose by name the attendant parties of each discussion, consideration, and meeting.  Also, revise to disclose the identification of the investment bank(s) through which third parties separately approached HTIL in August 2008 and August 2009.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Items 5 and 7 of the amendment to the Schedule 13E-3 being filed with the SEC today by revising the disclosure under the heading “The Privatisation of HTIL” beginning on page 76 of the Scheme Document as follows:

By replacing the three bullet points of the second paragraph under the heading “The Privatisation of HTIL” with the following:

•                  In August 2008, executive officers of HTIL (including Mr. Lui Dennis Pok Man and Mr. Nicky Lee) received an approach from a third party through the introduction of Goldman Sachs regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

•                  In December 2008, executive officers of HTIL (including Mr. Lui, Mr. Christopher John Foll and Mr. Chan Ting Yu) received an approach from another third party regarding the potential sale of HTIL’s remaining operations with the exception of Thailand.

•                  In August 2009, executive officers of HTIL (including Mr. Lui and Mr. Foll) received an approach from another third party through the introduction of J.P. Morgan regarding the potential sale of HTIL’s operations in Indonesia, Vietnam and Sri Lanka.

By replacing the first two sentences of the sixth paragraph under the heading “The Privatisation of HTIL” with the following:

In the morning of 4 January 2010, during a regular management review meeting amongst a small group of senior management of HWL (including Mr. Canning Fok Kin-ning, Ms. Susan Chow Woo Mo Fong and Mr. Donald Jeffrey Roberts), the possibility of privatising HTIL was raised.  Following discussions of the general outlines of a possible proposal, Ms. Chow approached representatives of HTIL (including Mr. Lui, Mr. Foll and Mr. Chan) regarding a possible general offer to HTIL’s shareholders and option holders and informed them that an announcement on the subject pursuant to the Takeovers Code may be imminent.

By replacing the first sentence of the seventh paragraph under the heading “The Privatisation of HTIL” with the following:

On 4 January 2010, in pursuit of its intention to make a proposal regarding a possible privatisation of HTIL, HWL also contacted representatives of Goldman Sachs and HWL’s outside legal counsel with respect to Hong Kong and US laws, Woo, Kwan, Lee & Lo (“WKLL”) and Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), respectively, and outside legal counsel with respect to Cayman Islands laws, Conyers Dill & Pearman (“Conyers”), in order to discuss the potential privatisation.

By replacing the eighth paragraph under the heading “The Privatisation of HTIL” with the following:

Upon receipt of HWL’s approach on 4 January 2010, HTIL contacted representatives of HTIL’s outside legal counsel with respect to Hong Kong and US laws, Freshfields Bruckhaus Deringer (“Freshfields”), in order to discuss the possible proposal from HWL regarding the potential privatisation of HTIL.

By replacing the third sentence of the ninth paragraph under the heading “The Privatisation of HTIL” with the following:

For this purpose, commencing in the afternoon of 4 January 2010 and continuing on a daily basis through 8 January 2010, representatives of Cleary, Conyers, Freshfields and WKLL, as well as representatives of HWL, the Offeror, HTIL and Goldman Sachs, met or participated via conference call to discuss the procedural and substantive requirements of the proposed scheme of arrangement as a “going private” transaction under applicable Hong Kong, United States and Cayman Islands laws and regulations, drafts of a joint announcement setting forth the terms of the Share Proposal proposed by HWL and to consider other implications of the Proposals.

By replacing the tenth paragraph under the heading “The Privatisation of HTIL” with the following:

On 5 January 2010, representatives of HWL (including Ms. Chow, Mr. Roberts, Ms. Edith Shih and Ms. Bernardine Lam), HTIL (including Mr. Foll, Mr. Chan and Ms. Louise Lee), Goldman Sachs and Freshfields met and/or participated via conference call with representatives of Somerley to discuss Somerley’s due diligence requirements as the potential independent financial adviser to HTIL in connection with the Proposals.

By replacing the first sentence of the eleventh paragraph under the heading “The Privatisation of HTIL” with the following:

On 5 January 2010, a representative of HWL (Ms. Lam) contacted representatives of Asian Capital to discuss the retention of Asian Capital (and its due diligence requirements) as the independent financial adviser to the Offeror and HWL for purposes of Rule 2.4 of the Takeovers Code.

By replacing the fourteenth paragraph under the heading “The Privatisation of HTIL” with the following:

On 6 January 2010, representatives of HTIL (including Mr. Foll, Mr. Chan and Mr. Nicky Lee) and Somerley met at which meeting Somerley carried out preliminary due diligence relating to HTIL and the Proposals.

By replacing the first sentence of the fifteenth paragraph under the heading “The Privatisation of HTIL” with the following:

On 6 January 2010, a draft of the joint announcement was submitted to the SFC for comment, with a copy provided to the Stock Exchange, and further discussions were held among HWL, the Offeror, HTIL, Cleary, Conyers, Freshfields and WKLL.

By replacing the twentieth paragraph under the heading “The Privatisation of HTIL” with the following:

Commencing 12 January 2010, the legal counsels of HWL, the Offeror and HTIL (Conyers, Cleary, WKLL and Freshfields), as well as representatives of Goldman Sachs, Somerley, HWL, the Offeror and HTIL, met and/or participated via conference call to further discuss the applicable legal and regulatory requirements of the Proposals as well as the preparation of this Scheme Document and other documentation to be sent to HTIL Shareholders, HTIL Optionholders and HTIL ADS Holders.

By replacing the twenty-second paragraph under the heading “The Privatisation of HTIL” with the following:

On 25 January 2010, representatives of HTIL (including Mr. Foll, Mr. Chan and Mr. Lee) and Somerley met at which meeting Somerley carried out further due diligence relating to HTIL and the Proposals.

By replacing the twenty-fourth paragraph under the heading “The Privatisation of HTIL” with the following:

Commencing on 6 February 2010, executive officers and directors of HTIL (including Mr. Foll and Mr. Chan) provided representatives of Somerley with comments and suggestions relating to Somerley’s presentation and the preparation of Somerley’s report and opinion.

By replacing the twenty-fifth paragraph under the heading “The Privatisation of HTIL” with the following:

On 4 March 2010, the HTIL Independent Board Committee and representatives of HTIL (including Mr. Chan and Ms. Lee) met and/or participated via conference call to discuss the procedures and process to be followed by the HTIL Independent Board Committee in reaching the determination that would be reflected in its letter to the HTIL Independent Shareholders (including HTIL ADS Holders) and the HTIL Optionholders.

By replacing the twenty-sixth paragraph under the heading “The Privatisation of HTIL” with the following:

On 5 March 2010, executive officers and representatives of HTIL (including Mr. Foll and Mr. Lee) met and/or participated via conference call with representatives of Somerley to update Somerley on the financial statements of HTIL.

4.                                      We note your response to comment 13 in our letter dated April 14, 2010, and are unable to agree that the preliminary presentation given by Goldman Sachs on January 4, 2010 is not a report that is materially related to the Rule 13e-3 transaction.  Therefore, revise your filing to comply with the requirements of Items 1015 and 1016(c) with regard to this presentation.

While the Filing Persons believed and continue to believe that the January 4, 2010 Goldman Sachs preliminary presentation is not materially related to the Share Proposal, the Filing Persons have, however, in response to the Staff’s comment, filed the January 4, 2010 Goldman Sachs preliminary presentation as an exhibit to the amendment to the Schedule 13E-3 being filed with the SEC today.  The Filing Persons included disclosure regarding the January 4, 2010 Goldman Sachs preliminary presentation in the prior amendment to the Schedule 13E-3 and have provided additional disclosure in the amendment to the Schedule 13E-3 being filed with the SEC today by replacing the third, fourth, fifth and sixth sentences of the seventh paragraph under the heading “The Privatisation of HTIL” beginning on page 76 of the Scheme Document with the following:

In the afternoon of 4 January 2010, representatives of Goldman Sachs gave a preliminary presentation to HWL and the Offeror, which was updated and provided to HWL and the Offeror in final form on 8 January 2010.  The presentations included (1) an overview of the HTIL shareholding structure, (2) summaries and/or analyses of historical trading data for the HTIL Shares and HTIL ADSs, (3) financial analyses at various potential offer prices, (4) an analysis of selected precedent take-private transactions in Hong Kong and (5) summaries of research analysts’ recommendations, estimates and price targets for the

HTIL Shares.  The January 4 preliminary presentation also described the general process, timetable and documentation requirements for a privatisation transaction, and provided a comparison of possible transaction structure alternatives.  Due to time limitations, the January 4 preliminary presentation was prepared without consultation with HWL and the Offeror and was based on publicly available financial information regarding HTIL, as well as certain assumptions regarding the transaction structure that proved to be different from that contemplated by HWL and the Offeror.  HWL and the Offeror believe that reviewing the January 4 preliminary presentation, or comparing it with the January 8 final presentation, may cause confusion among HTIL Shareholders and HTIL ADS Holders since the preliminary presentation includes information regarding an assumed transaction structure that does not correctly describe the transaction structure actually proposed by HWL and the Offeror and analyses based on outdated financial information; accordingly, HWL and the Offeror strongly urge HTIL Shareholders and HTIL ADS Holders not to give undue regard to the January 4 preliminary presentation.  The January 4 preliminary presentation was updated, corrected and superseded by the January 8 final presentation, which reflected the transaction structure as confirmed by HWL and the Offeror, as well as updated draft financial information relating to the cash balance and an intercompany liability of HTIL as of 31 December 2009.  The January 8 final presentation contains all material information that was relied upon by the management of HWL or of the Offeror with respect to the Share Proposal.

5.                                      We note your response to comment 14 in our letter dated April 14, 2010.  Please revise the filing to incorporate the explanation contained in your response (i.e., why the Offeror and HWL believe consolidated net tangible assets value per HTIL Share is a better measurement of value than consolidated net asset value per HTIL Share).

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 8 of the amendment to the Schedule 13E-3 being filed with the SEC today by adding the following sentences at the end of the third bullet point under the caption “US Special Factors — 3.  Fairness — 3.1  The Offeror and HWL” on page 83 of the Scheme Document:

HWL and the Offeror believe that the consolidated net tangible asset value per HTIL Share is a better measurement of value than the consolidated net asset value per HTIL Share because goodwill is difficult to value in relation to the remaining businesses of HTIL which are making operating losses and generate negative cash flow.  In such a situation, most investors discount goodwill by some significant percentage.

Summary of Report and Opinion of the Independent Financial Adviser, page 90

6.                                      We disagree with your response to prior comment 21, and we re-issue our comment as it relates to Goldman Sachs and Asian Capital.  Note that under Item 1015 of Regulation M-A a report, opinion or appraisal subject to the rule only need to be materially related to the going private transaction; the disclosure is not limited to reports, opinions or appraisals with respect to the fairness of going private transaction.

In response to the Staff’s comment, the Filing Persons have revised the disclosure in Item 9 of the amendment to the Schedule 13E-3 being filed with the SEC today as follows:

By replacing the first sentence of the last paragraph under the heading “Other Information” on page 112 of the Scheme Document with the following:

The Offeror has agreed to pay Goldman Sachs a fee of US$1 million for its services as financial adviser to the Offeror regarding the potential privatisation of HTIL and to reimburse Goldman Sachs for certain of its reasonable out-of-pocket expenses.

By replacing the first sentence of the last paragraph under the caption “US Special Factors — 3.  Fairness — 3.5  Asian Capital” on page 113 of the Scheme Document with the following:

Pursuant to an engagement letter, dated 7 January 2010, among the Offeror, HWL and Asian Capital, the Offeror and HWL agreed to pay Asian Capital HK$180,000 for its services and to reimburse Asian Capital for its reasonable out-of-pocket expenses.

If you have any questions or require any further information with respect to the Schedule 13E-3, please feel free to contact us.

Very truly yours,

/s/ David W. Hirsch	/s/ Calvin C. Lai
David W. Hirsch	Calvin C. Lai
Cleary Gottlieb Steen & Hamilton LLP	Freshfields Bruckhaus Deringer

cc:                                 Celeste M. Murphy

Daniel Duchovny

Jay Knight

U.S. Securities and Exchange Commission

Christopher John Foll

Hutchison Telecommunications International Limited

Susan Chow

Hutchison Whampoa Limited

Hutchison Telecommunications Holdings Limited

Enclosure